SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549


                SCHEDULE 13D

 Under the Securities Exchange Act of 1934
              (Amendment No 2)

             Market Guide, Inc.
              (Name of Issuer)

       Common Stock, $0.001 par value
       (Title of class of securities)

                570565-20-0
               (CUSIP number)

            Mr. Jerome Kahn, Jr.
     c/o William Harris Investors, Inc.
     2 North LaSalle Street, Suite 400
          Chicago, Illinois 60602
               (312) 621-0647
(Name, address and telephone number of persons authorized to receive notices and communications)

               April 21, 1998
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
           following box  [   ].

Check the following box if a fee is being paid with  the statement [    ].

       (continued on following pages)

1 Name of Reporting Persons
   SS or IRS Identification Nos of Above Persons
   Jerome Kahn, Jr., acting as trustee of the WHCoPST, managing agent of Couderay Partners, administrative officer of the Harris Foundation and as president and portfolio manager of William Harris Investors, Inc. ("WHI"), investment advisor to the aforementioned accounts.

2 Check the Appropriate Box if a Member of a Group
  (a) [      ]
  (b) [      ]

3 SEC Use Only

4 Source of Funds
       PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Item 2(d) or 2(e)
  [      ]

6 Citizenship or Place of Organization
  USA

Number of Shares Beneficially Owned by each Reporting Person with:

7 Sole Voting Power
  None

8 Shared Voting Power
  None

9 Sole Dispositive Power
  None

10 Shared Dispositive Power
   53,030

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   53,030

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
   Shares
   [      ]

13 Percent of Class Represented by Amount in Row (11)
   1.12%

14 Type of Reporting Person
   IN

Item 1. Security and Issuer

      This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Market Guide, Inc. (the "Company"), a
New York corporation, that has its principal executive offices at P.O. Box 7200, 2001 Marcus Avenue, Suite S200, Lake Success, New York 11042-1011.



Item 2. Identity and Background

      (a), (b) and (c): This statement is filed by Jerome Kahn, Jr. in his capacities listed on page 2 of this Schedule 13D filing in connection with the beneficial ownership by the Reporting Person, as defined below, of 53,030 shares of Common Stock. Such individual is sometimes referred to as the "Reporting Person".

      Jerome Kahn, Jr.'s business address is 2 North LaSalle Street,
Suite 400, Chicago, Illinois 60602 and his principal occupation is President of William Harris Investors, Inc., a Delaware corporation whose principal business is that of an investment advisor registered under Section 203 of the Investment Advisers Act of 1940.

      (d): During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e): During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f):  The Reporting Person is a citizen of the United States.



Item 3. Source and Amount of Funds or Other Consideration

      The funds used in the transactions reported in this statement are the working capital of the respective entities named in Item 5(b) or is the sale of shares of the Company pursuant to the agreement attached hereto as Exhibit A.



Item 4. Purpose of Transaction

      This amendment does not relate to the purchase or acquisition of any shares of the Company and is therefore inapplicable.




Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person may be considered to have beneficial ownership within the meaning of section 13(d) of the Securities Exchange Act in an aggregate of 53,030 shares of Common Stock or 1.12% of the outstanding shares in the capacity shown in Item 1. Also see Item 5(b).

      (b)
                                 Common Stock
                                 Beneficially Owned
                                 By Reporting Person
Investor (1)                     See Item 2

Couderay Partners (see below)       17,980 xd
Harris Foundation (see below)        6,969 xd
WH&Co PST (see below)               28,081 xd

Total Common Stock Beneficially Owned    53,030

Total 13D Shares Outstanding          4,718,171

Total Percentage Beneficially Owned        1.12%

Dispositive Power:

      Sole # (sd)                      None
      Sole %                           None
      Shared # (xd)                  53,030
      Shared %                        1.12%

Voting Power:

      See Item 6 and Exhibit A.

(1) Entities that have the pecuniary interests in the Common Stock reported herein.

      Couderay Partners, a partnership composed of numerous trusts. Mr. Kahn is the managing agent.

      Harris Foundation, a 501(c)(3) Minnesota non-profit corporation, the purpose of which is to promote health care research and education; Mr. Kahn is the executive assistant (administrative officer).

      William Harris & Co. Employee Profit Sharing Trust
("WH&Co PST") is a retirement plan.  Mr. Kahn is a trustee.

      Each of the persons named above is an entity of the United
States.

      Unless otherwise noted, the address of each of the foregoing entities c/o William Harris Investors, Inc., 2 North LaSalle Street, Suite 400, Chicago, IL, 60602.


      (c) The following sales were made by or for the accounts named in Item 5(b) on the open market and in private transactions (see Exhibit A) during the past 60 days:

Date       Account             No of Shares   Price/Share
3/25/98    Harris Foundation      22,500        $3.00
4/21/98    Harris Foundation       5,810       $18.40
4/21/98    Couderay Ptnrs         14,980       $18.40
4/21/98    WH&CoPST               13,400       $18.40
4/22/98    Harris Foundation       4,645       $19.9375
4/22/98    Couderay Ptnrs         14,980       $19.9375
4/22/98    WH&CoPST               13,400       $19.9375
4/24/98    Harris Foundation      53,383        $3.00
4/24/98    Couderay Ptnrs         10,076        $3.00
4/24/98    WH&CoPST               76,465        $3.00

Certain shares previously reported by Mr. Kahn on Schedule 13D were subject to private sales under a purchase contract (see Exhibit A). The sale of 149,999 shares scheduled for sale on or before September 30, 1998 were withdrawn from private sale by Mr. Kahn under the terms of the agreement.

      (d) To the knowledge of the Reporting Person, no person other than the persons named in Item 5(b), and beneficiaries of certain of the persons (none of which is a beneficial owner of five percent of the outstanding shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares attributed to such person or entity.

      (e) As of April 24, 1998 Mr. Kahn ceased to be the beneficial owner of more than five percent of the Company's Common Stock.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Apart from the assignment of power over voting to Mr. Mark B.
Burka, a director of the Company (see attached Exhibit A), and power of disposition of shares indicated in Item 5(b) among the accounts listed in
Item 5(b) and information in Item 4, Mr. Kahn and the accounts listed in
Item 5(b) have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss.



Item 7. Material to be Filed as Exhibits

      Exhibit A (Item 6): Stock purchase and voting proxy between William Harris Investors, Inc. and Mr. Mark B. Burka, a director of the Company.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 28, 1998



/s/ Jerome Kahn, Jr.
Jerome Kahn, Jr.